Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest charges	$95,272	$93,554	$96,035	$92,156	$88,049	$84,998
Interest applicable to rentals	3,178	3,497	2,750	1,918	1,782	1,638

Total fixed charges, as defined	$98,450	$97,051	$98,785	$94,074	$89,831	$86,636

Earnings as defined:
Net Income	$66,200	$80,845	$41,971	$57,881	$74,804	$74,535
Add:
Income Taxes	42,383	49,492	33,118	30,108	49,644	46,898
Fixed charges as above	98,450	97,051	98,785	94,074	89,831	86,636

Total earnings, as defined	$207,033	$227,388	$173,874	$182,063	$214,279	$208,069

Ratio of earnings to fixed charges, as defined	2.10	2.34	1.76	1.94	2.39	2.40